UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

No. 1 Building, 5 Bailiantan Road

Yuhang District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

I.	Chief Financial Officer Replacement

On December 11, 2023, Ms. Xiaolan Lin resigned as Chief Financial Officer of the Company due to personal reasons, effective December 11, 2023. Ms. Lin’s resignation was not the result of any disagreement with the Company, the Company’s management or the Board.

The Company’s Nominating and Corporate Governance Committee nominated Ms. Xuerong Hu to serve as Chief Financial Officer of the Company and the Company’s Board approved such nomination on December 11, 2023. Prior to joining the Company Ms. Hu served as Chief Financial Officer of Hangzhou Lyushidai Technology Group Co., Ltd. from February 2020 to September 2023. Ms. Hu also previously served as Chief Financial Officer at Hangzhou Wochi Technology Co., Ltd. from February 2014 to December 2019. Ms. Hu holds a degree in accounting from Zhejiang University of Finance and Economics. In accordance with the terms of Ms. Hu’s employment agreement with the Company entered into on December 11, 2023, Ms. Hu will receive an annual base salary of RMB 216,000. The employment agreement has an initial term of one year and automatically renews for successive one-year periods, subject to the termination provisions in the employment agreement. The Company can terminate Ms. Hu’s employment at any time upon thirty days’ prior notice. Ms. Hu may terminate her employment with the Company at any time upon thirty days’ prior notice.

There are no family relationships between Ms. Hu and any director or executive officer of the Company. There are no related party transactions between the Company and Ms. Hu disclosable under Item 404 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: December 14, 2023	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

Exhibit Index

Exhibit	Description

10.1	Employment Agreement for Ms. Xuerong Hu

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